WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

June 14, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,754,789

COMPREHENSIVE NEWS RELEASE

Western Wind Energy Corporation (WND-TSX.V) and (WNDEF-OTC:BB) wishes to update the public on its current projects.

15 MW Steel Park LLC

Western Wind Energy and Pacific Hydro Limited executed a joint venture agreement and together formed Steel Park LLC which is the operating entity to construct, build and operate the 15 MW Steel Park Wind Farm to be located near Kingman, Arizona. Further to earlier news releases, Western Wind Energy has secured the purchase of 15 -MHIA 1000A one-megawatt wind turbine generators for delivery in October, 2006. Western Wind Energy anticipates commercial production by the end of 2006.

Western Wind Energy has ordered the main sub-station transformer as well as the 15 step-up transformers. Together with the capital funds expended by Western Wind Energy in making the initial turbine payments, the development expenditures to date and the Letter of Credit posted by Pacific Hydro Limited on behalf of the Steel Park LLC, the total capital amounts incurred by Western Wind Energy and Pacific Hydro exceed US $18 million.

Steel Park LLC is in the process of selecting the final remaining contractors that will install and complete the project. Although the terms of the power purchase agreement with Arizona Public Service are confidential, the anticipated yearly revenues from this project, including tax credits, will exceed US $4 million per year, for the life of the contract. There is no debt on this project.

Acquisition of Mesa Operating Wind Farm

The owners of the Mesa Wind Project located near Palm Springs, California have informed Western Wind Energy, that it has been selected as the exclusive candidate to complete the purchase of the Mesa Wind Farm. The Mesa Wind Farm is rated at 29.9 megawatts and comprises of 465 -Vestas V15 wind turbine generators. Mesa was built in 1984 and has a continuous 22-year operating history. During the last fiscal year, Mesa produced over US $5.5 million in revenue and $3.4 million in net discretionary cash flow. Mesa’s production of over 70,000,000 kwh annually is reasonably consistent throughout this 22-year period. Western Wind Energy has entered into a funding arrangement pursuant to its Alliance Agreement dated January, 2006, with Pacific Hydro Limited. The funding arrangement calls for Pacific Hydro Limited to provide the acquisition price of over US $14 million, to Western Wind Energy for various considerations. Included in the considerations are common equity and preferred equity of Western Wind Energy redeemable at a price relative to the close of business, prior to this announcement. In the event that shares are not issued to Pacific Hydro, Pacific Hydro will provide a short-term loan to Western Wind Energy repayable within 180 days after closing of the Mesa Wind Farm acquisition. Pacific Hydro and Western Wind Energy have advanced over $1.4 million towards this acquisition subject to definitive agreements. The acquisition is subject to a number of conditions in our offer proposal.

120 WindStar Project

Western Wind Energy previously announced that the key milestone in building this US $192 million project was obtained by the Federal Energy Regulatory Commission (“FERC”) on April 26, 2006, whereby FERC ordered Western Wind Energy interconnection and transmission services on the Sagebrush Transmission Line. The Sagebrush Line is the only high voltage line with capacity available to transmit energy from Tehachapi to the load centers and markets in Southern California. This is a major milestone for Western Wind Energy and we are currently in the process of negotiating and executing the Interconnection Agreement with the Sagebrush Partners. If an agreement with the Sagebrush Partners cannot be reached, FERC will order an agreement between the parties.
The Windstar Project is forecasted to produce over 400 million-kilowatt hours per year with a forecasted revenue base, including tax credits, of over US $35 million per year, for twenty years. Windridge Operating Asset

On February 17, 2006, as previously stated in our news release, Western Wind Energy closed the purchase of the Windridge Operating Wind Farm located in Tehachapi, California. The project comprises 43 -Windmatic wind turbines and a power purchase agreement with Southern California Edison effective until 2014. The power purchase agreement is tied to the price of fuel and other avoided costs in the State of California. Included in the purchase was 191 acres of fee simple land. Western Wind Energy made this acquisition for a total purchase price of US $825,000.
Western Wind Energy is currently conducting a study with Southern California Edison to both upgrade the equipment and to increase the capacity of the wind farm. When the study is complete, Western Wind Energy will advise the timeline for the re-power projectGrand Manan Project, New Brunswick

Western Wind Energy has selected a turbine manufacturer for this project and has currently submitted all of the details of the turbine manufacturer and the balance of plant details to New Brunswick Power, for approval. Western Wind Energy has proposed to engage Neil & Gunter to act as project manager.

Western Wind Energy has commenced legal action against Paul Woodhouse and Darlene Gillis, two former directors of Eastern Wind Power, Western Wind Energy’s wholly owned subsidiary in New Brunswick, for various matters contrary to their duties as directors and officers of Eastern Wind Power.

Audited Financial Statements

Western Wind Energy will be late in filing its audited financial statements for the year ending January 31, 2006. Western Wind Energy has engaged Ernst & Young as its auditor and we expect the audit to be completed in a timely manner.

Western Wind Energy has made available, all of its books and records and year-end financial statements, to Ernst and Young and the audit process is underway.

Ernst & Young had taken over many of the existing clients of Ellis, Foster, which was the Company’s previous auditing firm.

Management is seeking to obtain a “management only”, Cease Trade Order pending completion of the audit, in order to allow continuous trading of Western Wind shares for the public.

About Western Wind Energy Corporation

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.